

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

April 21, 2010

Nicholas Schorsch
Chief Executive
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital New York Recovery REIT, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed April 7, 2010**
> **File No. 333-163069**

Dear Mr. Schorsch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-11</u>

<u>General</u>

1. We note your response to comment 1 of our letter dated March 24, 2010 and the statement in the third paragraph on page 3 that "to the Company's knowledge" this is the method that is being followed by soliciting dealers. Please provide copies of the subscription agreement, soliciting dealer agreement and the private placement memorandum relating to the private placement. In addition, explain the steps that you have taken to ensure that the investors in the private placement have previously invested in private placements through soliciting dealers and describe how the private placement memorandum or other offering materials are being distributed.

Prospectus Summary, page 4

Our Investment Objectives, page 5

2. We note your statement on page 5 that six senior executives of your advisor have over 100 years of combined real estate experience. Please revise to provide each individual's experience as it is not appropriate to aggregate experience. In addition, please remove the reference to the $20 billion of real estate and real estate-related assets that your senior executives have acquired from the summary section. This information is more appropriately discussed in other sections of the prospectus, such as the business section.

Management Compensation, page 84

3. We note your response to comment 5 in our letter dated March 24, 2010 and your revisions to disclose the organizational and offering expenses paid by the advisor as of December 31, 2009. We continue to believe that you should revise to disclose the amount paid by your advisor to date. Please revise accordingly.

4. We note your revised disclosure on page 86 that the oversight fee, when paid together with the asset management fee, shall not exceed the total asset management fee, which is 0.75% of the cost of your assets. Please clarify, if true, that if you pay an oversight fee, the asset management fee will be reduced so that the combined fees do not exceed 0.75% of the cost of your assets or otherwise explain your disclosure.

Appendix A, page A-1

Prior Performance Tables, page A-1

Table I – Experience in Raising and Investing Funds for Public Program Properties, page A-2

5. We note your response to comment 11 in our letter dated January 15, 2010. We note that, in this amendment, you have removed many of the percentages previously disclosed and, therefore, we reissue the comment in part. Please revise the tables for each program to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included. Please note that the "Dollar Amount Raised" should be 100% even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised.

Table II – Compensation to Sponsor, page A-4

6. We note your response to comment 11 in our letter dated March 24, 2010 and the revised disclosure. Please revise your disclosure on pages A-4 and A-5 to quantify in the footnotes the amount raised from the sponsor and its affiliates.

Part II – Information Not Contained in Prospectus, page II-1

Exhibit Index

Exhibit 8.1

7. We note your response to comment 15 in our letter dated March 24, 2010 and the revisions made. We note the statement on page 3 of the opinion: "This opinion letter is rendered to you for your use in connection with the Registration Statement and may be relied upon by you and the holders of Stock issued pursuant to the Registration Statement." Language that serves to limit or implies that the opinion is only for the benefit of certain persons is not appropriate. For example, please have counsel revise to clarify that secondary purchasers also may rely on the opinion.

AMENDED SALES LITERATURE SUBMITTED APRIL 7, 2010

American Realty Capital New York Recovery REIT, Inc. Website Pages

8. We note your response to comment 16 in our letter dated March 24, 2010 and the revisions made. It does not appear that you fully complied with our comment with respect to including a link to the summary risk factors on every webpage. For example, please include a link to the summary risk factors on the Q&A page of the website.

American Realty Capital New York Recovery REIT, Inc. Presentation

9. We note your response to comment 19 in our letter dated March 24, 2010 and the revisions made. We note, however, that you continue to use numerous photographs of buildings in New York City as well as the city's skyline. Please further reduce the amount of photographs used in your presentation. In addition, please revise the first sentence at the bottom of the photographs to clarify that the properties pictured are not owned by the program or any affiliate and are included solely as an illustration of New York City real estate. In this regard, please remove the phrases "and may not be acquired by the current program" and "an example of the types of properties that may be acquired by the program."

10. We note your response to comment 22 in our letter dated March 24, 2010. Please comply with Item 10(b) of Regulation S-K with respect to the basis for this hypothetical return or remove this disclosure from the presentation.

11. We note your response to comment 23 in our letter dated March 24, 2010. Please further explain what you mean by the statement: "No legacy assets previously purchased at top of market."

American Realty Capital New York Recovery REIT Hardcard

12. We note your response to comment 24 in our letter dated March 24, 2010. Please further highlight the risk factors associated with the offering. For example, consider using bullet points for each risk factor as well as larger font.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities

Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    James P. Gerkis, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900